Exhibit 99.1

For Immediate Release

Alibaba Increases Stake in Cainiao Network

Hangzhou, China, November 8, 2019 - Alibaba Group Holding Limited (NYSE: BABA, “Alibaba”) today announced an additional investment of RMB23.3 billion (US$3.3 billion) to increase its equity stake in Cainiao Smart Logistics Network Limited (“Cainiao”) from approximately 51% to approximately 63%, by subscribing for newly issued Cainiao ordinary shares in its latest financing round and purchasing certain equity interest from an existing Cainiao shareholder. Other existing shareholders also participated in the fundraising, demonstrating strong support for Cainiao’s long term outlook.

“Logistics is a key pillar of the Alibaba Business Operating System. It allows us to offer the best service to customers and to effectively advance our New Retail strategy. Cainiao strives to enhance service and user experience for merchants and consumers through superior technology and digital solutions, both within China and around the world. We are committed to supporting its ongoing development, to realizing greater synergies throughout the entire Alibaba Economy and accelerating digitization of the logistics industry,” said Daniel Zhang, Alibaba Group Executive Chairman and CEO.

The additional investment from Alibaba Group is a vote of confidence in Cainiao. With more financial resources, Cainiao will be able to continue its investment in technologies and logistics infrastructure services to strengthen its smart logistics network and enable innovations in business models, services and technological capabilities for the entire industry.

Cainiao is a global leader in technology-driven logistics and infrastructure. It has introduced IoT (Internet of Things) and smart supply chain solutions in the sector, along with algorithms and technologies to improve industry efficiency. It has also developed robust international and cross-border fulfillment solutions to facilitate Alibaba’s international e-commerce business, including Tmall Global, AliExpress and Lazada.

###

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

About Cainiao Network

Established in 2013, Cainiao Network is dedicated to meeting Alibaba Group’s logistics vision of fulfilling consumer orders within 24 hours in China and within 72 hours anywhere else in the world. To realize this vision, Cainiao Network establishes and operates a global fulfillment network together with logistics partners. It offers domestic and international one-stop-shop logistics services and supply chain management solutions, addressing various logistics needs of merchants and consumers at scale. Cainiao Network is a business of Alibaba Group.

Media Contacts

Ivy Ke	Angela Cai
Alibaba Group	Cainiao Network
+852 55909949	+86 13810638166
Ivy.ke@alibaba-inc.com	muyuan.cmy@cainiao.com